Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: This was another epic Q & @TMobile is ready to combine resources w/ @Sprint to supercharge the #Uncarrier, increasing competition, prices for consumers & creating the first & best nationwide 5G network! #WeWontStop Key info: http://NewTMobile.com

G. MICHAEL SIEVERT (Twitter @SievertMike)

•	Tweet: What. A. Great. Quarter. Again! I cannot wait for what we’ll do for US wireless as New @TMobile! Key info: http://newtmobile.com [link to Geekwire article below]

NEVILLE RAY (Twitter @NevilleRay)

•

Tweet: Every update we make now, be it lighting up 600 or installing LTE-Advanced features, lays the groundwork for 5G. And with New @TMobile’s combined resources, a new kind of network w/ game-changing capabilities is coming to America! Key Info: http://newtmobile.com

T-Mobile adds another 1.6M customers, tops profit expectations with Sprint deal pending

By Todd Bishop, GeekWire, August 1, 2018

T-Mobile added another 1.6 million customers in the second quarter, topping 75 million customers for the first time, and reporting its 21st consecutive quarter with more than 1 million net customers.

Its earnings of 92 cents per share beat Wall Street’s expectations by 6 cents, and total quarterly revenues rose 4 percent to $10.6 billion for the Bellevue, Wash.-based wireless company.

But the big question mark looming remains regulatory approval of the company’s pending $26 billion merger with Sprint.

“We are optimistic and confident that regulators will recognize the significant pro competitive benefits of this combination,” said T-Mobile CEO John Legere on Wednesday’s earnings call.

Earlier in the day, Sprint made its own pitch for the deal as it reported its own modest subscriber growth.

“The combined company will put America first and force the competition to invest,” Sprint CEO Michael Combes said in a conference call, making the case for the merger.

T-Mobile is starting to invest heavily in 5G, the next generation of wireless technology, and earlier this week announced a new $3.5 billion 5G alliance with Nokia.

On the call Wednesday, Legere teased T-Mobile’s “next industry shaking Un-Carrier move” coming in two weeks. Legere was cryptic but said to look out for the announcement August 15.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Excerpts from Q2 2018 T-Mobile US Inc. Earnings Call Transcript

August 1, 2018 | 8:30 PM GMT

CORPORATE PARTICIPANTS

David R. Carey T-Mobile US, Inc. – Executive VP of Corporate Services

G. Michael Sievert T-Mobile US, Inc. – President & COO

J. Braxton Carter T-Mobile US, Inc. – Executive VP & CFO

John J. Legere T-Mobile US, Inc. – CEO

Neville R. Ray T-Mobile US, Inc. – Executive VP & CTO

Nils Paellmann T-Mobile US, Inc. – VP, IR

CONFERENCE CALL PARTICIPANTS

Amy Yong Macquarie Research - Analyst

Brett Feldman Goldman Sachs Group Inc., Research Division – Equity Analyst

Craig Moffett MoffettNathanson LLC – Founding Partner

Jonathan Chaplin New Street Research LLP – US Team Head

Michael Rollins Citigroup Inc, Research Division – MD and U.S. Telecoms Analyst

Philip Cusick JP Morgan Chase & Co, Research Division – MD and Senior Analyst

Simon Flannery Morgan Stanley, Research Division – MD

Walt Piecyk BTIG, LLC, Research Division – Co-Head of Research and MD

PRESENTATION

Operator

Good afternoon. Welcome to the T-Mobile US Second Quarter 2018 Earnings Call. (Operator Instructions) I would now like to turn the conference over to Mr. Nils Paellmann, Head of Investor Relations for T-Mobile US. Please go ahead, sir.

Nils Paellmann T-Mobile US, Inc. - VP – IR

Yes. Thank you very much. Welcome to our second quarter 2018 earnings call.

With me today are John Legere, our CEO; Mike Sievert, our President and COO; Braxton Carter, our CFO; and other members of the senior leadership team.

Let me read the disclaimer.

During this call, we will make forward-looking statements that include projections and statements about our future financial and operating results, our plans, the benefits we expect to receive from the proposed merger with Sprint and other statements that are not historical facts.

Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties outside of our control that could cause our actual results to differ materially, including the risk factors set forth in our annual report on Form 10-K and quarterly reports on Form 10-Q.

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Reconciliations between GAAP and the non-GAAP results we discuss on this call can be found in the Quarterly Results section of the Investor Relations page of our website.

In addition, in connection with the proposed transaction on July 30, we filed with the SEC a registration statement on Form S-4 that contains important information about T-Mobile and Sprint, the merger and related matters. The registration statement has not yet become effective.

So with that, let me turn it over to John Legere.

John J. Legere T-Mobile US, Inc. - CEO

***

Let me also give you a brief update on the progress of our pending merger with Sprint. While we still have a number of steps remaining in the regulatory approval process, we are optimistic and confident that regulators will recognize the significant procompetitive benefits of this combination and grant regulatory approval. I think we made it clear that this merger is pro-consumer and all about supercharging the Un-carrier and about bringing broad and deep nationwide 5G to Americans as fast as possible.

On top of that, the new T-Mobile will increase competition and create American jobs.

A few milestones to note. Our public interest statement was filed with the FCC on June 18. On June 27, Marcelo Claure and I had the opportunity to testify in front of the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights. The FCC put out its public notice on July 18, starting their nonbinding 180-day transaction clock. Our preliminary S-4 was filed with the SEC on Monday, July 30.

So we’re making great progress and look forward to continuing to tell the story about how this merger will be good for consumers and good for the country.

***

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Before we get to your questions, let me briefly address the preliminary S-4 for the merger with Sprint. The S-4 contains disclosures regarding the transaction, including certain stand-alone and pro forma combined financial projections, which have been prepared on the basis and subject to the qualifications described in the S-4. The prospective financial information in the S-4 reflects what we believe is a conservative case, does not include the impacts of the revenue recognition standard and is not necessarily our current view on the outlook for the upcoming years. We encourage you to read the disclosure in the S-4 for additional information. The S-4 has not yet become effective, and the purpose of today’s call is to discuss our second quarter. So I’d ask that you focus your questions on our earnings.

***

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QUESTIONS AND ANSWERS

***

Michael Rollins Citigroup Inc, Research Division - MD and U.S. Telecoms Analyst

And if I could just follow up on your comments on the regulatory side. Are there some incremental learnings that the management team had, had over the last few months in your conversations and engagement with regulators that you want to share with the audience today?

John J. Legere T-Mobile US, Inc. - CEO

Yes. I think I wouldn’t say new learnings. We’ve been very, very pleased from day 1 with the story that we’re providing as to why the coming together with Sprint is pro-competition, pro-consumer, pro-America, very critical from many aspects, especially the deployment of 5G capability. And the whole story together has been something that we’ve been telling and working on, and we’re very confident that with that story and the details of why these 2 companies coming together makes tremendous sense for competition, for the country, the learning is that it’s a story that we need to keep telling, and it’s a story that with the aspects associated with the people we’re competing against, has been very well received. But as you know, this is a process where all I can say is we’re in a process, we’re in multiple processes that we greatly respect, and we have committed to playing continuous and not necessarily in the public eye. But as it’s going, I would say we feel very good that if we continue to tell this story to the associated regulatory groups that they will see why this is a deal that should be approved.

***

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

Obviously, another quarter of strong service revenue growth. Some of your peers started to show some better service revenue growth, but in their case, it was ARPU driven where you guys are still doing it by winning customers. It does look like the pricing ceiling’s moving up a bit in the industry, and so I was hoping you could share your thoughts on sort of the trade-offs between figuring out ways to get people to maybe pay a bit more for the service to get more value versus keeping your pricing well below peers to make sure that you can drive higher customer growth.

***

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J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Yes, and Brett, let me just add a couple things. When you really deep dive some of these ARPU changes and trajectory with the competitors, you’ve got to remember that they’re doing it by screwing the customer. Administrative fees are a huge part of what’s happening there, and you’re taking that out of the pockets of existing customers. You know our strategy has been that when we model all permutations of how we could manage the business, and we’re very balanced in the way that we do it, we can create a lot more terminal value by unlocking the scale benefits of the network that’s in place. And we’re doing that with a generally stable ARPU, which has been down just slightly over the last 2 years. And that’s a situation that we’re going to do on a stand-alone basis, and it gets really exciting the competition that we can bring with all the network capacity with the new T-Mobile that will be formed in the future. And that’s our philosophy. That’s the way we run the business, and we’re here to create shareholder value.

John J. Legere T-Mobile US, Inc. - CEO The experience we’ve had not just this quarter, but if you go back since we started the Un-carrier moves, you go back to 2013, our customers have enjoyed a 12-fold increase in the data that they can use with about an 11% decline in price but also a significant expansion in our EBITDA and EBITDA margin. That’s the history. Our history with MetroPCS is even greater. Since we merged and acquired MetroPCS, we have twice as many customers, 3x as many employees. We cover 5x as many markets, and MetroPCS customers have gotten greater than tenfold the amount of data. And they’ve enjoyed in their various plans between 17% and 25% lower-priced plans. And by the way, they use more data than the rest of our customer base. So when you click ahead to what we’re talking about and coming together with Sprint and the significant expansion in available capacity that we’re going to have, that’s where you can clearly see competition will definitely go up. Service offerings will expand, and prices, customers will be the beneficiary of lower prices while we’ll be able to drive the profitability because of the significant decrease in cost structure. So that’s our game plan in the past. We’ve proved it. It’s our game plan going forward as well as into the new T-Mobile. If I see one on — coming in, you want to grab?

Operator

Our next question comes from Simon Flannery with Morgan Stanley.

Simon Flannery Morgan Stanley, Research Division - MD

Great. I was wondering, John, if you could update us on Layer3 TV, and I think, Braxton, you talked about the adjacencies. But what do you see in the ability to take the Un-carrier model beyond your current offerings?

John J. Legere T-Mobile US, Inc. - CEO

Yes, Mike, why don’t you start with an update on Layer3 TV and maybe we can segue into not just through Layer3 but in the new T-Mobile, what we’re thinking about and why it’s critical for the industry and for the country.

G. Michael Sievert T-Mobile US, Inc. - President & COO

Well, as we said when we announced the acquisition of Layer3, this is a market that if there ever was one that needs to be Un-carrier-ed, and we see a lot of opportunity. We’re doing a few things. Number

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one, we have our heads down kind of quietly expanding what we have and — as a test bed while simultaneously developing the product that we intend to bring to market. And you’re going to see a lot of firsts in that product because customers have a lot of needs. They’re sick and tired of these outdated systems that the legacy cable companies have been bringing them with their outdated program guides and the technology island that your TV represents as opposed to your highly connected social media-fueled life that you live in your mobile phones. So we’re really excited about what we can do there. We continue to plan it for this year during 2018 as our initial launch, and our team’s doing a fantastic job. What’s really interesting — and we went into Layer3 with the idea in the back of our heads of the new T-Mobile. What’s really interesting is what component it could become when the 5G network of the new company starts to unfold because this 5G network is a network where we intend to plunge into broadband, not just mobile connections like today, but into in-home broadband because this network has the depth and breadth of 5G that’s simply unprecedented in the market. We see the opportunity to offer broadband during — in huge swaths of the market, which will bring competition benefits to customers, even those who don’t choose us. But we think about 10 million will choose us over the first few years because we’ll be offering a better-priced broadband offering and by the way, an offering to parts of the market that have literally no competition today. Like half of Americans today have 1 or 0 high-speed broadband offers. That’s crazy. It’s the definition of uncompetitive. Once we do that, now all of a sudden, the TV is even more interesting because you’re offering the broadband, and you can offer the TV on top of it. So that’s a big piece of the future of the new T-Mobile.

John J. Legere T-Mobile US, Inc. - CEO

Yes, I think one of the exciting — there was a question previously about any learnings since we announced the transaction. Amongst the things that I’m watching happening in the industry in various announcements is when you see what’s happening in the cable industry, for example, and what broadband access is driving for their value, and you realize the speeds that they’re giving, what people haven’t really connected to until recently is that with the new T-Mobile, by 2021, 2/3 of the country will have greater than 100 megabits speed. So when you think about it in the context of broadband, by 2024, it will be 90%. And very importantly, in the underserved rural America segment, when you get out to 2024, we’ll have 74% of them covered with greater than 10 megs but with home CP and in-broadband distribution opportunity that we see, you’ll have 84% that can get greater than 25 megabits. Now that’s a big learning because I don’t think people have really thought through what’s going to come with the network capabilities that the wireless players like us will bring and what its impact is going to be on, amongst other things, in-home broadband. Well, we expect to serve close to 10 million customers out by 2024, and 20% to 25% of them will be in rural America. And these are the things that I don’t think people have double clicked on yet with what happens when network speeds get to be 150, 450 megabits and certainly greater in hard areas.

Simon Flannery Morgan Stanley, Research Division - MD

And you can support several hundred gigs per customer in that environment?

John J. Legere T-Mobile US, Inc. - CEO

That’s right.

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David R. Carey T-Mobile US, Inc. - Executive VP of Corporate Services

Some people including Mike Dano are bringing up the topic of millimeter wave and FCC auction. Maybe that’s an opportunity for Neville just to comment on that.

John J. Legere T-Mobile US, Inc. - CEO

Neville?

Neville R. Ray T-Mobile US, Inc. - Executive VP & CTO

Yes, so Bill’s question, thanks, Dave, was — where is it? View on millimeter wave or mid-band, not 2.5 gig, is foundational future complement to skinny 600 megahertz. I think Mike Dano from Fierce had a question here too, which is along the same lines. Will you participate in the upcoming FCC millimeter wave spectrum auction? So real quick, I think we can claim, and I don’t think it would be disputed, that we’ve been the most vocal company probably globally around the need for spectrum in all bands for 5G, be that low, mid or high. And so we’ve had a lot of passion about that in the regulatory environments with across the technical community and standardization. And today, obviously, everybody talks about 5G being used across mid, low and high band. So that’s a different discussion than the one that was happening 12 to 18 months ago. So that’s a good thing. We’re very encouraged by the actions of the FCC on millimeter wave, their efforts and work on mid-band spectrum, be that CBRS or the C-band. There’s timing challenges on — especially on C-band. That’s going to take maybe several years to realize, but millimeter wave auctions are planned for this year and into ‘19. And yes, for sure, we have material interest in participating in those auctions. It’s something that’s of keen interest to us at T-Mobile. We obviously have to work through the process in light of our transaction with — pending transaction with Sprint with the FCC, and we’re currently doing that. And we look forward to participating in the auctions later this year. I think from a mid-band perspective, CBRS probably ‘19, and then when we look at C-band and some of the other opportunities, it’s going to be into the next decade. But yes, 5G across all bands, a key priority for us and will continue to be so.

John J. Legere T-Mobile US, Inc. - CEO

Neville, I think the topic that you’re covering is great. So going to the end, yes, we are interested. We’ve made that very clear from the beginning. We have some processes that we have to work through with the FCC that we’re clearly driving ahead, and we have nothing to report, but our interest is high. I would also say never confuse our attacks on the millimeter wave strategy of our competitors with us not believing that there’s a place for millimeter wave spectrum in the 5G portfolio of what you need to create. It’s just not a stand-alone way to drive what this nation needs for coverage in 5G. And very importantly, what we’ve said is with the breadth and the depth that you can get with the new T-Mobile’s network of T-Mobile’s low band and Sprint’s 2.5, we can deliver something that is truly one of a kind in the world from a standpoint of 5G. And the millimeter wave component is something we’re very interested in, and we’ll put it in the portfolio. We have some spectrum already that we’ll be deploying, but this nationwide, deep, broad network is what this country needs, and that’s kind of not something you get purely by hotspots in 3 or 4 geographic locations. But good question. And, by the way, along with millimeter wave, Neville has never met any spectrum yet on this planet that he wasn’t interested in. So okay.

***

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Operator

We’ll take our next question from Phil Cusick with JPMorgan.

Philip Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Maybe for Mike. Can you talk about the performance in the new geographies you’ve launched in the last few years? I know that’s coming in sort of cohorts, but where are we in terms of markets that are launched in with flat distribution? And where does that go in the next couple of years?

***

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Phil, I think you’re on to a really important piece of the confidence that we have that there is tremendous future growth opportunity with this geographical expansion across the U.S. and even when we combine with Sprint, we just take that up on steroids. And the other growth adjacency that Mike was talking about earlier that gives us extreme confidence for multiple years of high growth is what we’re seeing in the business channel. We’re still tremendously under-indexed but have incredible momentum going in that channel, and Mike threw out some of those stats earlier. We’re just really excited about these 2 areas.

Craig Moffett MoffettNathanson LLC - Founding Partner

A question for Neville, I guess. In the public interest statement, Sprint obviously revealed a lot of struggles putting its 2.5 gigahertz spectrum to work. I’m wondering what’s different about what you can do other than just having more financial resources to put to work to densify that network? Are there things that, as you look back, Sprint could have done differently that you think make the 2.5 spectrum seem so important to the combined entity strategy or if you could just talk about that a bit.

Neville R. Ray T-Mobile US, Inc. - Executive VP & CTO

Yes, happy to. Thanks for the question on it, Craig. If you think back to T-Mobile’s history and even more recently with the combination with MetroPCS, we built the most dense network in the United States, hands down. I think others have talked about densifying away from their initial low-band footprints. AT&T and Verizon continue that struggle and battle. Sprint has done less densification, some. But when you look at network status today and you look at who has the most dense network in the U.S., macro, small cell, it’s T-Mobile. And so what we can do with this transaction is take that to the next level, and we would obviously combine key sites and add to the T-Mobile network with Sprint sites in key areas for coverage and primarily capacity. But put down a network that will be incredibly difficult for others to match, and it’s going to be very, very well suited to 2.5 gigahertz. So this is round peg, square holes story. I mean, even today, our network is more suited for 2.5 gig deployment than anybody else is because of

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its metro density. And so when you think about a combined T-Mobile and Sprint, the incremental density capability, and you put a 2.5 layer on that, it’s going to perform incredibly well, along the lines of John and Mike’s statements about what we can offer, the capacity that we can generate. It’s pretty mind blowing and very exciting when you think about the capability when you finally put the right spectrum assets together with the right network architecture that T-Mobile has.

Craig Moffett MoffettNathanson LLC - Founding Partner

And if I could just — sorry, just to follow-on for a second. Can you just talk about the indoor propagation issues? Is that densification that you’re talking about sufficient to solve the indoor propagation problems that Sprint has had with the spectrum?

Neville R. Ray T-Mobile US, Inc. - Executive VP & CTO

Yes, it certainly helps, Craig, right. And even today, I mean, if you deploy 2.5 on our dense network in key urban areas, then you’d see pretty strong performance. But it’s important again we mentioned this earlier on the call, you need low band, and you need low band to get deep into those building calls. You need a good, strong mid-band layer, and mid-band in 5G includes 2.5 gigahertz, the spectrum band that Sprint has the most of. And so yes, I mean, the whole plan here, and if you think about statements Mike made about broadband and what we can do, the intent here is to lay down a layer of wireless capability for not just macro and on street but also to penetrate the home. And the 2.5 gigahertz spectrum with the right network architecture and layout can absolutely help us achieve that.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Mike, there’s a good one from Kyle Romanoff.

G. Michael Sievert T-Mobile US, Inc. - President & COO

With respect to continuing to lower churn numbers, does T-Mobile have new initiatives that could add on to this? Or is the plan to continue customer — current customer loyalty techniques? Yes, we haven’t talked much about churn. Kyle, thanks for the question. I’ll tell you what. Our team should just feel so proud today that we bust through this 1.0 barrier for the first time ever and delivered 0.95% churn. And it really shows that 2 things are working incredibly well for this business. Number one, Americans are finally realizing that our network has caught up and beaten Verizon’s and AT&T’s. There may be some coverage differences around the margins in a couple of square miles in the rural areas, but where we all live and work, our network is the best, bar none. And Americans are finally figuring that out, mostly through word-of-mouth, which gets to the second piece, which is that our brand is firing on all cylinders. We’re experiencing the highest Net Promoter Scores right now in the history of this industry. And that means that people are telling other people about T-Mobile, and those 2 things are working together to bring more customers to us and drive our churn down. And to your question, Kyle, yes, that’s something we think’s sustainable, and it will only be taken to the next level when we come together and create the new T-Mobile. But that element of an ever-improving network and an ever-improving brand is core to who we are.

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Operator

The next question comes from Amy Yong with Macquarie.

Amy Yong Macquarie Research - Analyst

I guess just following up on your comments on broadband. Maybe if you can elaborate a little bit more on your fixed wireless strategy, timing, market size. Verizon’s obviously talking about a 30 million market opportunity but being very selective on which cities they’re going after. Can you talk about how yours might compare with Verizon’s? And then I know you addressed cable competition in your comments, but maybe some early thoughts on Charter and Comcast’s price point and strategy thus far.

John J. Legere T-Mobile US, Inc. - CEO

Okay. Do you want to start?

G. Michael Sievert T-Mobile US, Inc. - President & COO

Yes, a couple of things, Amy. I think our competition is talking about it as a way of justifying getting going with millimeter wave because they’re kind of quickly realizing that millimeter wave, as John was saying, as a stand-alone 5G mobility strategy really isn’t a strategy. And so they’re pivoting now their story to fixed wireless in the homes. So that’s what they’re doing. What we’re doing is building a broad and deep 5G network that’s a combination of spectrum low, mid- and high, and that allows us to address big sections of the country with the new T-Mobile and bring broadband. And as John said, we will be in a place in just 3 years into this where 66% of the country, 2/3 of the country have 100 megabit per second service or better. And that’s going to allow us to support about 10 million customers that use home broadband-type capacities like a 0.5-terabyte a month types of capacities, and so we’re going after this market. We’re not going to get into right now what markets or where. But we’re going to bring a level of competition to this market that’s very serious and that the industry’s not seen, and it’s a market that needs competition very badly.

* * *

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or

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10

otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and

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11

operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

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12

The following is an excerpt from the T-Mobile Investor Factbook for Q2 2018:

PROPOSED SPRINT TRANSACTION

•	On April 29, 2018, T-Mobile announced that it had entered into a Business Combination Agreement with Sprint to merge in an all-stock transaction at a fixed exchange ratio of 0.10256 T-Mobile shares for each Sprint share (or the equivalent of 9.75 Sprint shares for each T-Mobile share).

•	The combined company will be named “T-Mobile” and, as a result of the merger, is expected to be able to rapidly launch a nationwide 5G network, accelerate innovation and increase competition in the U.S. wireless, video and broadband industries. Neither T-Mobile nor Sprint on its own could generate comparable benefits to consumers. The combined company is expected to trade under the (TMUS) symbol on NASDAQ.

•	The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2019.

•	On June 18, 2018, we filed the Public Interest Statement (“PIS”) and applications for approval of the proposed Sprint transaction with the FCC. On July 18, 2018, the FCC issued a Public Notice formally accepting our applications and establishing a period for public comment.

•	On July 30, 2018, we filed a registration statement on Form S-4 with the Securities and Exchange Commission related to the proposed Sprint transaction, which is available at the T- Mobile Investor Relations website. The registration statement has not yet become effective.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About T-Mobile US, Inc.

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 75.6 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS. For more information, please visit http://www.T-Mobile.com or join the conversation on Twitter using $TMUS.